

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

Via E-mail
Maureen O'Connell
Chief Executive Officer and Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

  Re: Scholastic Corporation
    Form 10-K for Fiscal Year Ended May 31, 2011
    Filed July 27, 2011
    File No. 000-19860

Dear Ms. O'Connell:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Lyn Shenk

           Lyn Shenk
           Branch Chief